

04 FEB 18 AM 7:21


04012937

February 17, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   February 12, 2004 (Agricore United elects directors)
   February 13, 2004 (Agricore United elects new chair and executive committee)
   February 17, 2004 (Delegates urge Agricore United to increase its leadership role)

Yours very truly,

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

2/19

Peter G.M. Cox - Chief Financial Officer
T.D. Centre, 201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5556 • Fax: (204) 944-5415 • Email: pcox@agricoreunited.com • www.agricoreunited.com



Agricore United elects directors

February 12, 2004 (Edmonton) – At Agricore United's annual members' meeting held the past two days in Edmonton, farmer delegates elected four member directors to serve on the Company's Board of Directors for three year terms.

Directors re-elected to the Board are:

Maurice Lemay of Tangent, Alberta
Ernie Sirski of Dauphin, Manitoba
Jim Wilson of Darlingford, Manitoba

New Director elected to the Board is Paul Orsak of Binscarth, Manitoba.

Neil Silver, whose term had expired, did not seek re-election.

At the annual shareholders' meeting held yesterday, Paul B. Mulhollem, President and Chief Operating Officer of Archer Daniels Midland Company (ADM) was re-elected by shareholders to serve on the Board as a non-member director for a three year term.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

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For more information, please contact:

Tom Kirk
Corporate Secretary
(204) 944-2214
tkirk@agricoreunited.com

SEC File No. 82-34725



Agricore United Elects New Chair and Executive Committee

February 13, 2004, Winnipeg – The Board of Directors of Agricore United elected its Executive Committee at a Board meeting following its annual members' meeting held yesterday in Edmonton.

Wayne Drul of Oakburn, Manitoba was elected Chair. Jon Grant was elected to serve as First Vice Chair.

Mr. Drul was first elected to the Board of United Grain Growers in 1994 and served as Manitoba Vice President in 1998 and 1999, and First Vice President in 2000. In 2001, following the merger, he continued as Manitoba Vice President of Agricore United. He also serves as Vice Chairman of the Flax Council of Canada.

Mr. Grant, formerly Chairman of the Laurentian Bank of Canada, is Chairman of CCL Industries Inc. and Chair of the Nature Conservancy of Canada. He is the retired Chairman and CEO of Quaker Oats Company of Canada Limited, and is serving or has served as a director of several other Canadian companies, including United Grain Growers from 1993 to 1997.

Three other directors elected to the executive committee are Maurice Lemay of Tangent, AB as Alberta Vice Chair, Terry Youzwa of Nipawin, SK as Saskatchewan Vice Chair and Rob Pettinger of Elgin, MB as Manitoba Vice Chair.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

For further information, please contact:

Radean Carter
Communications Coordinator
Phone: (204) 944-2238
Cell: (204) 771-0167
rcarter@agricoreunited.com



DELEGATES URGE AGRICORE UNITED TO INCREASE ITS LEADERSHIP ROLE

February 17, 2004, Winnipeg – Farmer delegates attending Agricore United's annual members' meeting in Edmonton last week want the Company to take on a greater leadership role on agricultural policy issues.

Over 135 farmer delegates from across Western Canada gathered to elect directors and consider policy resolutions. Of the 35 policy resolutions under consideration, 29 passed, including one calling on the Company to "take a more active and strong stand on agriculture policy issues that affect the industry, the Company and its farmer member profitability."

The delegates passed a series of resolutions calling for marketing choice for prairie farmers on wheat and barley, including a call for the federal government to hold a plebiscite among farmers to determine whether the Canadian Wheat Board (CWB) should become a voluntary marketing agency.

Agricore United delegates also passed a number of resolutions relating to the U.S. tariff on Canadian wheat, describing it as "protectionist harassment". The delegates called on the federal government to challenge the tariff in a number of ways and to pursue compensation for lost sales and legal costs.

Delegates are also seeking an increase in CWB tenders for grain from the present maximum of 20 per cent to 100 per cent and say the CWB should take possession of grain at export position. Among other resolutions that passed were those advocating improved running rights on rail lines, better maintenance of rail cars, higher interest-free cash advances and continued opposition to the registration of glyphosate tolerant wheat.

Other highlights of the two-day meeting included presentations by the Hon. Shirley McClellan, Alberta Deputy Premier and Minister of Agriculture, Food and Rural Development and Adrian Measner, President and CEO of the Canadian Wheat Board.

"The Company values the guidance it receives from its membership through the delegate body," says Wayne Drul, Chair of Agricore United. "It's clear they want us to be leaders in pursuing policy changes that will provide benefits to farmers, the Company and the overall agricultural sector."

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

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For further information, please contact:

Blair Rutter
Manager, Policy Development
(204) 944-5532
brutter@agricoreunited.com